Filed Pursuant to Rule 433

Registration Statement No. 333-248587

Pricing Term Sheet

BROWN & BROWN, INC.

Pricing Term Sheet

Issuer:	Brown & Brown, Inc.

Expected Ratings/Outlook*:	Baa3/BBB- (positive/stable)

Securities:	2.375% Senior Notes due 2031

Legal Format:	SEC Registered

Trade Date:	September 17, 2020

Settlement Date**:	September 24, 2020 (T+5)

Maturity Date:	March 15, 2031

Principal Amount:	$700,000,000

Price to Public:	99.890% of Principal Amount

Net Proceeds to Issuer (before offering expenses):	$694,680,000

Spread to Treasury Benchmark:	+170 basis points

Treasury Benchmark:	0.625% due August 15, 2030

Treasury Yield:	0.687%

Re-Offer Yield:	2.387%

Coupon:	2.375%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2021 (short first coupon)

Use of Proceeds:	To repay a portion of the outstanding borrowings under the Company’s Credit Facility and for general corporate purposes

Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the notes are redeemed prior to December 15, 2030 (the date that is 3 months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 30 basis points. If the notes are redeemed on or after December 15, 2030, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

See the preliminary prospectus supplement for the definition of Treasury Rate, and for additional provisions.

CUSIP:	115236AC5

ISIN:	US115236AC57

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc. BMO Capital Markets Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

**Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322, PNC Capital Markets LLC toll free at (855) 881-0697 or Truist Securities, Inc. toll-free at (800) 685-4786.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.